PALM ENERGY SYSTEMS LLC

Game-changer in Green Technology: Developing transformative solar energy devices

PITCH VIDEO   INVESTOR PANEL



palm.energy   Greenwich CT

Infrastructure   Technology   Hardware   Clean Tech   Energy

Highlights

Highlights

1. Compelling business proposition for customers with estimated payback of 4-6 years at an ROI of 240% (not guaranteed)
2. JV with Liberty Access Technologies for electric vehicle green charging ensures strong revenue.
3. Team with combined professional experience of 125 years.
4. Pioneering, transformative green energy solution that's projected to be 30%-40% more efficient
5. Invest in a cleaner future for our children and the children of tomorrow.
6. Each Palm-e device projected to reduce carbon footprint by over 21,000 pounds of CO2 per year.

Our Team

Our Team



Rajiv Narain Founder & CEO

30 years designing and executing significant and complex building projects within timeframe and budget. Long experience in sustainable design.

> We are re-imagining on-site clean energy. Current solutions must either be hidden or remain ugly eyesores within the built habitat. They are also inefficient. Our solution Palm-e is inspirational, increases the on-site renewable energy capabilities of campuses, neighborhoods, towns and cities by harnessing areas that have never been used before.



Francois Mahu Founder, COO & Chief Designer

Award winning product designer. Proven track record of product development involving teams and fabricators - from concept to execution.



Chris Outwater Strategic Advisor, Energy & EVs

CEO Liberty Access Technologies. Serial entrepreneur. Inventor and technologist.



Jay Kesan Co-founder & Advisor Legal & Intellectual Property

Professor at UIUC. Extensive startup experience. 20+ patents. Accomplished patent attorney.



Samir Varma Co-founder, CFO & Chairman



Managing Partner VS Asset Management LLC. Quantitative investment and finance expert.
Experienced Inventor, investor and entrepreneur.

The Story of Palm Energy

The Problem

Global warming is heating up the earth rapidly, unleashing a devastating cycle of climate change that may soon become irreversible. Rising sea levels, melting ice caps, hurricanes, forest fires and rising pollution levels threaten humanity in ways we haven't experienced before.


CONFIDENTIAL
The Problem
Global Warming is real! It is driving our planet towards a tipping point – a point of no return!
Rising Sea Levels
Land Degradation
Arctic Melt
Eliminate & Offset!
Greenhouse Gas Emissions
Forest Fires
PRINCETON UNIVERSITY
Net-Zero America Study shows Pathway to Carbon neutral by 2050
Download the Net-Zero America report


CONFIDENTIAL
Solar is Part of the Solution...
Palm-e - A Solar Network Powering Campuses, Communities & Electric Vehicles
An "innovative on-site solar energy solution"
Aesthetically Pleasing Design
High Efficiency
High Power Output
Extremely Light
Intelligent
Palm-e^n: Strength in Numbers
Simulated view
Utility and Design Patents Pending

Solar energy is a part of the solution. However, current solar energy systems have limited application and are inefficient as well as unattractive.


CONFIDENTIAL
Current Campus and Home Solar Solutions
Current solutions are insufficient, inefficient and unsustainable
Unattractive
Inefficient
Heavy
Low Power Output
Very Expensive per kW
Standalone

As a result, solar panels are hidden away on rooftops, or are mounted as a panel on a post in residential backyards and private gardens. More recently, ground mounted versions called solar trees that claim to be 'beautiful', are beginning to appear in public spaces.

There are no existing solutions capable or deserving of coexisting with us within our built habitat. If there is one unifying feature about all clean energy products today it is that they are inefficient and eyesores.

It is no wonder that clean energy adoption by us, the people, has been sluggish and relies mainly on cost benefit scenarios presented by savvy salesmen rather than people's inherent desire to embrace it willingly and enthusiastically.

We decided to try and change this because we believe there exists an unrealized potential of altering the relationship that people shared with clean energy devices in their neighborhoods, towns and cities. We also believe, to bridge the dangerous disconnect between the 'reality of global warming' and the myth that 'everything is ok at home', there is an urgent need for us to embrace clean energy and make it an integral part of our lives.

Why - Questioning first principles

What if we could generate clean energy without worrying if we have enough roof space for solar panels, if our roof was facing the right direction, if our roof was shaded most day or if we had a roof at all?

What if we could generate clean energy from inspiring devices that didn't need to be hidden away but live amidst us in our streets, squares and parks?

What if we could generate significantly more energy and at a lower cost from these devices?

What else would this enable us to do that isn't currently possible currently?

What - Our initial response

The solution would be a highly efficient urban artifact. It would be an inspiring and powerful device, which could be placed anywhere within our campuses, towns and cities, and which would be enthusiastically embraced by people. Most importantly, it would not occupy expensive ground space but hover above. It would remove the need to occupy vast tracts of valuable land to create community solar farms within our neighborhoods, and it would exist amidst us within our streets and squares.

It would redefine the 'aesthetics of clean energy' , increasing its acceptance, and alter our perception of how we would live with it in the years ahead.

Understanding the opportunity


CONFIDENTIAL
The Opportunity
Vast tracts within our campuses and communities lie unutilized ...
... which can be harnessed by "innovative on-site solar energy solutions"

Delving deeper, we realize that there exist vast tracts of previously unutilized spaces, right where we live, work and play, which could form captive zones for the generation of significant amount of clean energy.

What if many of these devices could be linked together to form micro-grids of clean power. What if these devices were plug and play, and could talk to each other and be controlled and managed in real-time by a remote digital platform? And what if the digital platform could also provide realtime information about the system - its performance and projections?

It would be able to power communities and campuses and a whole range of user facilities such as Electric Vehicle charging, personal device charging, emergency facilities, and news and advertisement display options etc. - making it an integral part of our lives.

It is our passion to make this possible.

How - Our Solution

Palm-e: Powerful Astute Linked Modular and Efficient


Palm-e - Our Solar Network Solution
CONFIDENTIAL
Before
A radically inventive solution with game changing opportunities
Utility and Design Patents Pending


Palm-e - Our Solar Network Solution
CONFIDENTIAL


Green powering campuses …

Palm-e - Our Solar Network Solution

CONFIDENTIAL


… residential communities …

Palm-e - Our Solar Network Solution

CONFIDENTIAL


… and electric vehicles

A day in the life of Palm-e


A day in the Life of Palm-e
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Palm Energy
Watch on YouTube

Building and Testing the Virtual Prototype

Prototype

Virtual Simulated Prototype – Structural Engineering

Structural Simulation Results for the Final Design

Cases	Maximum Stress	Maximum Displacement	Minimum Factor of Safety
Case #1	9.75MPa	5.05mm	23
Case #2	8.28MPa	5.03mm	27
Case #3	168.4MPa	4.45cm	1.3



Displacement profile for Case #1 — Displacement profile for Case #2 — Displacement profile for Case #3

The structure exhibited a **minimum safety factor of over 5** under several different loading conditions, which is **well above the general safety factor of between 1.5 - 2** emphasizing the inherent degree of safety within the design.

Prototype

Virtual Simulated Prototype – Solar Engineering

6- System Simulation

- Simulation software PVsyst V6.34.
- Location Spain, Madrid , Plane tilt 35 °
- Daily energy demand 35Kwh/day

Simulation Sizing and results



Palm-e has an average daily energy generation of 55 Kwh/day, and total yearly energy generation of 20.2 MWh.

The resultant PV energy is 38-48


winter and 59-72 kWh/day in the summer season.
The PV energy should be sufficient to charge EV's that travel between 283 and 432 Km per day in the winter and summer, respectively.

The Opportunity


CONFIDENTIAL
Market Size / Dynamics / Drivers
Market Size 2025 - $130 BN
$ BN USD
140
120
100
80
60
40
20
0
2020
2021
2022
2023
2024
2025
"Community Solar" 2.25 5.42 11.76 25.51 55.33 120
"Solar Means Business" 0.91 0.99 1.12 1.3 1.5 1.7
"EV Charging" 1 1.52 2.3 3.48 5.28 8
Residential solar farms
Corporate, Retail & Business
Electric vehicle charging
Tailwinds
1. Today, the world has 2.0 million EV chargers. By 2025 it will require 12.0 million.
2. Most EV charging today uses dirty brown power. We Green Power electric vehicles – making Evs 100% Green.
3. Several locations are not connected to the grid – our solution Green Powers Evs anywhere the sun shines.
Based on SEIA/GTM Research US Solar Market Insight Report, April 2018
Solar Power World - https://www.solarpowerworldonline.com/2018/07/gtm-report-finds-community-solar-could-grow-up-to-50-80-times-by-2030/
Grand View Research - https://www.grandviewresearch.com/industry-analysis/us-electric-vehicle-charging-infrastructure-evci-market
Source (1) International Energy Agency, World Economic Outlook, Flagship report - October 2020
Utility and Design Patents Pending


Market Canvas
US solar photovoltaic map
NREL

The Palm-e System

The Palm-e is a powerful, ground-mounted, sun-tracking solar photovoltaic device rated at 10kW - 14 kW. It is estimated to be 30% to 40% more efficient and 70% lighter* than fixed rooftop solar panels. Its modular design allows for rapid, flexible and versatile deployment at scale as an autonomous (full battery backup) system, a hybrid (partial battery and partial grid connect) system or a grid connect (full grid connect) system. Each system is capable of supporting a powerful micro-grid and a wide range of user services.

* *These are best estimates and are not guaranteed.*


Palm-e Technology
A Transformative Clean Energy System
01 Inspirational Design
"Fluid minimalist" design and engineering simplicity
02 Full Stack Technology
High Power Output: 10kW
Highly efficient*: +40%
Lightweight*: -70%
Dust resistant
Hurricane resistant
03 Intelligent Platform
WiFi and 5G ready PalmLink Tech Platform configures, operates and monitors solar plant remotely.
* As compared to a conventional solar panel
Advanced lightweight solar petal is wafer thin and 70% lighter than a solar panel
Efficient vertical and horizontal sun tracking throughout the day
Seed is Palm-e's base station, links to PalmLink and provides a range of user facilities
Designed angle of repose aligns solar array to most recurrent sun-angle
Seed
Energy controller and user facilities
Palm – e
Clean Energy device


CONFIDENTIAL
Palm-e Tech Platform
Increasing Ease, Efficiency and Economy for Clients, Customers & Partners
USER INTERFACE
PARTNER
END-USER
CLIENT
BASE STATION
ARRAY CONTROL MODULE (ACM)
ENERGY CONTROL MODULE (ECM)
Palm-e SOLAR ENERGY SYSTEM
PalmLink™
PalmHub DIGITAL PLATFORM
DEVICE CONFIGURATION SYSTEM (DCONS)
DEVICE COMMAND SYSTEM (DCS)
E-COMMERCE SYSTEM (ECS)
APPLICATION PROGRAMMING INTERFACE (API)
DATA
ENERGY
WEATHER
MAPPING
SOLAR
GEOTECHNICAL
LOGISTICS
TOOLS
DESIGN
SCADA
HMI
AT DEVICE LOCATION
Tech Platform Version:
PROTOTYPE: V – 1.0
PILOT: V – 1.1
SCALE: V – 2.0
01 Astute
Operates, manages and monitors power plants remotely.
The Power of 'n'
02 PalmLink and PalmHub enable powerful, linked micro-grids connecting multiple devices.
Agile
03 Modular design facilitates rapid scale deployment, adaptability and future proofing.
Versatile
04 Autonomous (full battery back-up), Hybrid (battery + grid connect) or Grid-tie (full grid integrated) environments.
Utility and Design Patents Pending


Palm-e Networked Solar Farm Case Study
Company Campus, TX
28,000 Tons


GHGE
saved
(Life cycle)
Generates Green Power for
300
AVERAGE US HOMES*
Saves GHGE Emissions from
342
PASSENGER VEHICLES DRIVEN FOR 1 YEAR
Saves Co2 Emission from
178,212
GALLONS OF GASOLINE CONSUMED
Saves Carbon Sequestered by
2,068
ACRES OF US FOREST IN ONE YEAR
Statistics
Palm-e's 106
MWh/year 2,240
POWER REQUIREMENT MET
50%
Life Cycle Profit
Clean Energy Generated
Greenhouse Gas Emissions Saved
Green Power for Company
* Average home energy consumption (single family attached / apartment 2- 4 units), CA @ approx.7000 kWh/year
Disclaimer: These estimates are based on research and not indicative of real world values.

The Palm-e System Video


Palm Energy Systems Product Video
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Palm Energy
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Palm-e Metrics

Powering Campuses, Communities and Electric Vehicles - What the Palm-e System will facilitate in everyday terms.


Palm-e – EVs & Communities
What can be powered by a Palm-e device each day of a year?
22,157 kWh/Year
(60 kWh/Day)
4 - 5
NISSAN LEAF
2 - 3
AVERAGE CA HOMES
2 + 2
AVERAGE CA HOME
NISSAN LEAF
Electric Vehicles
Homes
Homes & Electric Vehicles
Disclaimer: These estimates are based on research and not indicative of real world values.


Palm-e – Carbon Equivalencies
How much greenhouse gas emissions does Palm-e offset each year in everyday terms?
21,200 Pounds Co2 / Year
2 - 3
PASSENGER VEHICLES DRIVEN FOR 1 YEAR
1193
GALLONS OF GASOLINE CONSUMED
12.5
ACRES OF US FOREST IN ONE YEAR
Greenhouse Gas Emissions
Disclaimer: These estimates are based on research and not indicative of real world values.

Finances

Palm Energy Systems is currently gathering early-stage investments to generate detailed engineering designs, build a full scale operational prototype, secure test certification and regulatory compliance and optimize the design for production. We will also finalize production partners to bring the Palm-e to market.

We are looking for investors who share our vision of highly efficient, inspiring and transformational clean energy systems within our built habitat that would have a meaningful impact on our lives.


Revenue Forecast
$MM
Breakeven by Year 4

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
REVENUE - CONSERVATIVE	0	6	23	164	331	392
REVENUE - BASE	0	11	39	274	551	654
REVENUE - AGGESSIVE	0	17	63	501	998	1179

EBITDA - BASE	-4	-6	-2	64	139	169

Revenue from user services such as EV charging, newsfeed, advertisements, branding services and SaaS etc. not included in financials.
There can be no assurance that the projected results will be realized. The projected and actual results will vary.

Please note that these numbers may change once we start production. These are future projections and cannot be guaranteed.


CONFIDENTIAL
Go To Market Model
2021
2022
01
EV Charging
Corporate Campus SMB[1]
02
Partnerships
04
Towns & Cities
Residential Campus
03
2026
2024
2022 USA
2025 Asia
2026 Europe & Middle East
2027 Canada
2028 Australia
Africa
South America
1. Solar Means Business (SMB) companies.


CONFIDENTIAL
Traction
Active interest from the EV Charging & Real Estate Industry
Green EV Charging
Most EV Charging uses Brown Power. We are in advanced discussions with Liberty PlugIns, CA.
$50 MM+ contract potential
Residential Campus
Dialog with HOMZ, Dallas, TX
~$100 MM contract potential
City
Dialog with Underline Park, Miami, FL

There can be no assurance that the projected results will be realized, the projected and actual results will vary.


CONFIDENTIAL
Development Status
Accomplished concept, design, proof of concept - engineering and energy performance.
Built and tested a virtual prototype.
Prepared detailed business plan and financial projections.
We lack the means for product development, detailed engineering design, fabrication of a physical prototype, testing and certification and onwards to design optimization and product manufacture.
We have selected a reputed product engineering practice to partner with to achieve these targets and bring the Palm-e to market.
We are Utility & Design Patent Pending


CONFIDENTIAL
Product Development Partner
"Lúcid has built a detailed project plan balancing our design intelligence methodologies with the desired development phases of Palm Energy. We integrate our teams with our external advanced engineering partners from Formula 1 as an example. Working with Palm Energy satisfies our mission statement for impactful and sustainable design for our planet. We are experienced at design engineering projects in the energy sector and delivering complex high technology products all the way from concept to production".
Prototype to product launch:
Design optimization
Detailed engineering design
Prototype development
Testing and certification
Component OEM sourcing
Production engineering
Production strategy and planning
lúcid
An award-winning product design agency based in Barcelona, Lúcid Design Agency is a forward-thinking, user-centered design agency, which embraces innovation as the engine for business improvement.
www.lucid.pro/en

Technical Drawings


Canopy
Fulcrum
Lighting


Trunk
Seat
6410
10000
7370
6280


452
552
790
730
Ø 8600

The story of Palm Energy

Our journey started in 2016 from a passion to fight climate change and global warming - as conscious designers and global citizens - and our frustration with the limited clean energy solutions available for our neighborhoods, towns and cities. There is a universal obsession with quantitative solutions (how much, how big and how cheap) and no attention is given to qualitative solutions (how efficient, how productive and how experientially enriching). Clean energy solutions rely on inefficient, impersonal and insensitive industrial design solutions focussed on the conventional (ugly and inefficient)rectangular solar panel.


CONFIDENTIAL
Roadmap
Founding
Concept Design
Design Development
2016 - 17
2018
Detailed Design*
Proof of concept - Engineering / Performance
Virtual Prototype
Shortlisted Engineering Design Firms
• WB Engineering, FL USA
• Lucid Pro, Barcelona Spain
Provisional Utility Patent Applications
Business Plan / financial model
2019
2020
Company Formation
Positive purchase / JV interest from real estate and EV charging industry
Friends & Family fundraise
Design Patent Application - US
International Design Patent Applications - Europe, UK, China and India
Alpha Prototype - 3 months
Beta Prototype - 3 months
Pilots & Testing
Production Engineering - 3 months
Launch
2021

Forward-looking projections cannot be guaranteed.

Invest in Palm Energy

We are often told that we have an ambitious vision - perhaps too ambitious. Our answer is simple: This is the future and it is waiting to happen - the only question is how soon can we make it a reality? If dreams are built on passion, then we are passionate dreamers, designers and engineers who are on a mission to redefine how we live with clean energy in the years ahead.

Join us to be the first to market as pioneers of this transformative and urgently required movement.

Join us to set benchmarks that we are working hard to redefine.

Join us to be a part of the change.

Join us by investing in Palm Energy.

Note: All images and videos featuring the Palm-e device in this presentation are simulated.

Downloads

A day in the life of Palm-e 040920.mp4